Exhibit 99.1

Lianluo Smart Limited Announces Pricing of Approximately $3.4 Million Offering

BEIJING, China, February 27, 2020 /PRNewswire/ -- Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (NASDAQ: LLIT), a China based professional smart service and products provider announced today it has entered into a securities purchase agreement with certain accredited investors to purchase approximately $3.4 million of its Class A Common Shares (the “Class A Common Shares”) in a registered direct offering and warrants to purchase Class A Common Shares in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 4.9 million Class A Common Shares. In a concurrent private placement, the Company has agreed to issue unregistered warrants to purchase up to 4.9 million Class A Common Shares. The warrants will be exercisable upon issuance and have an exercise price of $0.70. The warrants will expire 5.5 years from the issuance date. The purchase price for one Class A Common Share and a corresponding warrant will be $0.70. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $3.4 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering and concurrent private placement are expected to close on or about March 2, 2020, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as sole placement agent for the offering.

The Class A Common Shares being sold pursuant to the registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333- 227817), previously filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2018, as amended, and declared effective on November 8, 2018. Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. The warrants, along with the underlying Class A Common Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and are offered pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D promulgated thereunder. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website www.sec.gov or by contacting Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Lianluo Smart Limited

Lianluo Smart Limited (Nasdaq: LLIT) is a professional smart service and products provider, which designs, develops and markets its own branded medical products and medical components in China. The Company’s business is divided into four business sectors: medical wearable devices, smart devices, smart ecosystem platform and Obstructive Sleep Apnea Syndrome (“OSAS”) service.

Forward Looking Statements

This announcement contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Examples of forward-looking statements in this announcement include, but are not limited to, statements regarding our disclosure concerning the Company’s operations, cash flows, financial position and dividend policy.

For further information, please contact:

Lianluo Smart Limited

Zhang Qian

Tel: 86+18910951727

Email: zhangqian@lianluo.com